Exhibit 99.2
FLY LEASING LIMITED
FORM OF PROXY FOR USE AT THE SPECIAL GENERAL MEETING TO BE
HELD ON JUNE 10, 2021 AT 10:00 AM, LOCAL TIME
I/we
     (NAME IN BLOCK CAPITALS)
Of
     (ENTITY NAME IF APPLICABLE)
being (a) holder(s) of                   common shares of Fly Leasing Limited (the “Company”) on the record date of May 3, 2021, hereby appoint and constitute Colm Barrington and/or the Chairperson of the Special General Meeting of Shareholders to be held on June 10, 2021 at 10:00 a.m., local time, or at any adjournment, postponement or continuation thereof (the “Meeting”), and each of them, with the power to act without the other and with full power of substitution in each, to act as my/our proxy at the Meeting, and to vote on my/our behalf as directed below.
Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company. This card, when properly executed, will be voted in the manner directed below. Should this card be returned duly signed, but without specific direction, the proxy will vote or abstain at his direction.
The Board of Directors recommends you vote FOR Proposals 1, 2 and 3.
Proposal			For	Against	Abstain
1.	To approve amendment of Bye-law 73 of the existing Bye-laws of the Company by replacing the existing Bye-law 73 with the following new Bye-law 73 (the “Bye-Law Proposal”):

	73.	Amalgamations or Mergers

73.1.
Subject to Bye-law 73.2, the Company shall not engage in any amalgamation or merger unless such amalgamation or merger has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

73.2.
Bye-law 73.1 shall not apply in respect of any amalgamation or merger approved by the Board, and in respect of any amalgamation or merger approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members’ approval shall be as set out in Bye-laws 27 and 29.

2.
To approve (i) the merger of Carlyle Aviation Elevate Merger Subsidiary Ltd. (“Merger Sub”) with and into the Company (the “Merger”), whereby upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger and a wholly-owned, direct subsidiary of Carlyle Aviation Elevate Ltd. (“Parent”); (ii) the agreement and plan of merger, dated as of March 27, 2021, as may be amended from time to time (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, a copy of which is attached as Annex B to the accompanying proxy statement, and the transactions contemplated by the Merger Agreement; (iii) the statutory merger agreement, a form of which is attached as Annex C to the accompanying proxy statement (the “Statutory Merger Agreement”), and the transactions contemplated by the Statutory

Proposal	For	Against	Abstain

Merger Agreement; and (iv) the authorization of any of the directors of the Company to execute and deliver documents on his/her behalf and on behalf of the Company in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement and the matters contemplated thereby (collectively, the “Merger Proposal”).

3.
To approve the adjournment of the special meeting as the chairman of the special meeting determines in accordance with the Bye-laws of the Company in order for the Company to take such actions as the Board may determine as are necessary or appropriate, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal”).

Date:
Signature:
This proxy should be completed and sent to the following addresses so as to arrive by not later than 48 hours before the time for holding the Meeting.
Colm Barrington	With a copy to:
Fly Leasing Limited	Eugine Jung
West Pier Business Campus	BBAM US LP
Dun Laoghaire	50 California Street, 14th Floor
County Dublin A96 N6T7, Ireland	San Francisco, CA 94111, USA
Fax: +353-1-231-1901	Fax: 415-618-3337
Email: IR@flyleasing.com	Email: IR@flyleasing.com